UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFINEON TECHNOLOGIES AG
(Name of Issuer)
ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF 2.00 EUROS PER SHARE
(Title of Class of Securities)
45662N1037
(CUSIP Number)
December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

CUSIP No. 45662N1037

1.	Names of Reporting Persons WACHOVIA CORPORATION I.R.S. Identification Nos. of above persons (entities only). 56-0898180
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	NOT APPLICABLE
	(b)	NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization NORTH CAROLINA, UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
200,000,000
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 360
		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000,360

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

11.	Percent of Class Represented by Amount in Row (9) 27.7%

12.	Type of Reporting Person (See Instructions) HC

Item 1.

(a) Name of Issuer:

INFINEON TECHNOLOGIES AG

(b) Address of Issuer's Principal Executive Offices:

ST.-MARTIN-STRASSE 53,
D-81541 MUNICH, GERMANY

Item 2.

(a) Name of Person Filing:

WACHOVIA CORPORATION *

* We filed a Schedule 13G with respect to the 200,000,000 shares identified below in Item 4 with the Securities and Exchange Commission on December 14, 2001 under the name of First Union Trust Company, National Association, as Trustee. As of April 1, 2002, First Union Trust Company, National Association changed its name to Wachovia Trust Company, National Association, following a merger of Wachovia Corporation and First Union Corporation. Wachovia Trust Company, National Association, is an indirect subsidiary of Wachovia Corporation.

(b) Address of Principal Business Office or, if none, Residence:

ONE WACHOVIA CENTER

301 S. COLLEGE STREET

CHARLOTTE, NORTH CAROLINA 28288-0137

    Citizenship:

NORTH CAROLINA

UNITED STATES OF AMERICA

(d) Title of Class of Securities:

ORDINARY SHARES, NO PAR VALUE, BUT WITH A
NOTIONAL VALUE OF 2.00 Euros PER SHARE

(e) CUSIP Number:

45662N1037

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g) [ X ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

200,000,360

(b) Percent of class:

27.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
200,000,000*

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:
360

(iv) Shared power to dispose or to direct the disposition of:
0

* Under the trust agreement further described in Item 6 below, First Union Trust Company, National Association (now Wachovia Trust Company, National Association), an indirect subsidiary of Wachovia Corporation, as Trustee, has agreed not to vote the shares.

Item 5. Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Persons.

Wachovia Trust Company, National Association (formerly known as First Union Trust Company, National Association), an indirect subsidiary of Wachovia Corporation, not in its individual capacity but solely as trustee (the "Trustee"), holds 200,000,000 shares of Infineon Technologies AG ("Infineon") in trust (the "Trust Shares") pursuant to an Irrevocable Trust Agreement dated December 5, 2001 (the "Agreement") by and between Siemens Aktiengesellschaft ("Siemens") and the Trustee. While the Agreement provides that the Trustee has the exclusive and absolute power to vote the Trust Shares, it also provides that the Trustee shall refrain from voting the Trust Shares.

Also under the Agreement, the Trustee has no authority to sell or otherwise dispose of, or to pledge, encumber or hypothecate, any of the Trust Shares, except upon the written direction of Siemens; provided, however, that Siemens shall not direct the Trustee to sell any of the Trust Shares to Siemens, any affiliate of Siemens, any vehicle established by Siemens or any of its affiliates or to Infineon. The proceeds of any such disposition directed by Siemens shall be distributed forthwith to Siemens.

In addition, under the Agreement, the Trustee shall transfer or cause to be transferred to Siemens any and all proceeds it receives from or in connection with its position as Trustee. The Trustee shall, in particular, distribute or cause to be distributed to Siemens upon receipt all cash distributions or dividends received upon the Trust Shares and, except as provided below, all other proceeds, earnings, capital stock or other securities.

If at any time during the term of the Agreement, the Trustee shall receive, as a dividend or other distribution upon any Trust Shares, any shares of capital stock or other securities of Infineon, the Trustee shall hold the capital stock or such securities, which shall be subject to all of the terms and conditions of the Agreement to the same extent as if originally deposited thereunder, unless such capital stock or other securities have no current or potential voting rights in which case they shall be transferred without delay to Siemens.

If at any time during the term of the Agreement the Trustee shall receive or collect any monies through a distribution by Infineon to its shareholders, other than in payment of cash dividends, or shall receive any other property in respect of the Trust Shares, other than shares of capital stock or other securities of Infineon, through a distribution by Infineon to its shareholders, the Trustee shall distribute the same to Siemens. If the property is common stock issued in exchange for the Trust Shares in connection with the merger, consolidation, recapitalization or reorganization of Infineon, such common stock shall be held by the Trustee as Trust Shares; provided, however, that such common stock shall be distributed to Siemens if either (i) Siemens and its affiliates own, directly and indirectly, including such common stock held in Trust, if any, and such common stock issued in exchange for the Trust Shares, less than 50% of such outstanding common stock or (ii) such common stock has no voting rights. Siemens shall notify the Trustee in writing when the condition set forth in (i) above has been satisfied.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Wachovia Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3(g). The relevant subsidiaries are Wachovia Securities, Inc., an investment advisor in accordance with 240.13d(b)(1)(ii)(E), Wachovia Trust Company, National Association, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended and Wachovia Bank, N.A., a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. Wachovia Securities, Inc. is an investment advisor for clients; the securities reported by this subsidiary are beneficially owned by such clients. The other Wachovia entities listed above hold the securities reported in a fiduciary capacity for their respective customers.

Item 8. Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

NOT APPLICABLE

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2003
By:
Name: Karen F. Knudtsen
Title: Vice President & Compliance Officer

EXHIBIT INDEX

EXHIBIT	Description
EXHIBIT A	Schedule 13G, previously filed with the Securities and Exchange Commission on December 14, 2001 in paper format. This exhibit restates the text of the Schedule 13G in accordance with Rule 13d-2(e).